Filed by Churchill Capital Corp IV

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Churchill Capital Corp IV

Commission File No. 001-39408

Date: February 23, 2021

Yahoo Finance – Interview with Myles Udland, Pras Subramanian and Peter Rawlinson

Yahoo Finance

February 23, 2021

MYLES UDLAND: All right, well, we've talked quite a bit about SPACs, talked to too many SPACs over the last few months here on Yahoo Finance. Highly anticipated SPAC is now confirmed to come into market. Lucid Motors will come public in a merger there with Churchill Acquisition Corp. Peter Rawlinson is the CEO of Lucid Motors, and he joins us now to discuss.

Yahoo Finance's Pras Subramanian also joins the conversation. Peter, let's just start with kind of how you guys are seeing the market right now, the decision to target that luxury segment of the electric vehicle market, and how you're seeing things change as there's a real maturation here. A number of competitors, consumer demand and what you guys are looking for as we get into actually bringing a car to market.

PETER RAWLINSON: Well, our first product is unashamedly a luxury car. It will compete with Mercedes Benz S-Class at the top table. And currently, there isn't an EV offering in the true luxury arena. This is it, our Lucid Air Dream Edition. I'm sitting here in our Beverly Hills studio in Los Angeles. This isn't a virtual background. But this is a technology play, a long-term technology play. That's what differentiates Tesla from the others. This is what puts Tesla in its preeminent position. It has the best technology in production.

And we recognize that. We are creating world-leading technology with world-leading range to get over 500 miles range, and not do that with a large battery pack. And that technology that we develop will cascade through more affordable echelons of the market in future. So we start with a high end product and gradually work our way down, and gradually increase our production volume accordingly.

PRAS SUBRAMANIAN: Hey, Peter, Pras here. You know, I'm not an expert when it comes to corporate finance and fundraising, but I was just curious why you go the SPAC route now instead of the traditional IPO. What's so unappealing about that?

PETER RAWLINSON: Well, what it's enabled us, I see SPAC, they're more than a tool. A tool which is enabling a high tech company, American company, to go public in an efficient and expedient way. It's meant that we've been able to attract a blue chip array of the finest investment houses in the world. And they've all piled in with a long-term commitment in us, and that's secured Lucid's future, and it's accelerating our plans.

We have managed to secure over $4.5 billion. We're now in a strong cash position, a secure position like we've never been in before, to really accelerate our future, to make this transition to sustainable mobility a real reality. And I am so excited that this has been an enabling tool to realize that vision.

BRIAN SOZZI: Peter, a large part, I think the investor confidence or that commitment here is you. You were the chief engineer on the Tesla Model S, longtime Tesla executive. Take us through. What did you learn from building the Model S and what are you applying to building Lucid? What'd you learn?

PETER RAWLINSON: Well, I mean, I brought with me a career of experience of designing and engineering cars. That's why I was recruited by Tesla. I brought with me a methodology where a car could be designed by a smaller team more efficiently and more scientifically. And I've augmented that learning to really take the electric car to the next step here.

There's some interesting other sort of anecdotal points that I'd point to. 10 years ago, when I was chief engineer on the Model S, people began to realize that it was seriously well-engineered. But they were still telling me that success was impossible. And you know why? They said, they all said the same thing. Peter, you're wasting your time because Tesla doesn't have a brand. There's no brand associated with Tesla. 10 years on, hasn't the world changed?

So I've learnt this, you know, it's reaffirmed my belief, product is king. Just as Model S defined the Tesla brand, the car behind me, Lucid Air, will define Lucid. I also learned there to plan for success. Go all in for success. And often it becomes a self-fulfilling prophecy. Those are the lessons.

PRAS SUBRAMANIAN: Hey, Peter, earlier you mentioned that speaking of Tesla, it's really a tech race between you guys, Lucid and Tesla. What did you mean by that exactly?

PETER RAWLINSON: Well, I think that we're overtly targeting Mercedes Benz as a competitor, as a car, as a product. But I think it's a legitimate comparison in terms of technology. You know, I very much applaud what Tesla's done. Tesla's valuation today is based upon its provenance as a tech company. Why are the other car companies not worth as much as Tesla? Because they simply don't have the technology.

And I don't think they get it. I think Tesla gets it. It recognizes this is a technology race. Makes all the technology, motors, inverters, transmissions, battery pack, all that fusion with software, the all-important software, in-house. And you know, the other company that does that is Lucid. So I think it's a legitimate comparison.

But you know, in entering this technology race to make the most efficient, most effective electric cars, it's the cost that wins. But ultimately, it's everyone, because with all [AUDIO OUT] the air, and this is what the planet needs now, a rapid transition to sustainable mobility. And that can only come through healthy competition. I've not seen the traditional car companies rise to the challenge. Right now, Tesla doesn't have any competition.

MYLES UDLAND: You know, Peter, something that we have heard from the traditional car companies is a chip shortage hurting some of their production capabilities. We heard comments to that effect from Ford, GM, some others over the last couple of weeks. Has that impacted any of your plans so far to get your production to where you'd like it to be this year?

PETER RAWLINSON: You're right, actually. Only the other day we heard from the CEO of Porsche, how Porsche are being impacted. Well, we've got a very diligent purchasing department and supply chain team. And they had the foresight to foresee this. And we've taken mitigating actions. So actually, this is not affecting us right now, I'm glad to say.

PRAS SUBRAMANIAN: Hey, Peter, Pras here, I got one last question for you. The Casagrande factory in Arizona, how are things going there? You mentioned that chip shortages are not going to affect you guys. Are we seeing any kind of production beyond prototypes and things like that?

PETER RAWLINSON: Oh, yes, absolutely. We completed the factory in Arizona and Casagrande, and it's North America's first purpose-built EV plant. We constructed it in record time. And I'm glad to say it's fully constructed and it's operational. We're building the pre-production run of Lucid Air. And as part of the process, the merger with Churchill Capital, I had the privilege of showing Alan Mulally of Boeing and Ford fame, around and taking him for a drive. He personally drove the first car off that production line. And he loved it.

MYLES UDLAND: All right, well, certainly our auto reviewer, Pras Subramanian hopes that he himself will get behind the wheel of one of those Lucids coming up soon. We've got two Pras on camera, there we go. All right, Peter Rawlinson, CEO of Lucid Motors. Peter, really appreciate you taking some time this morning. Congratulations on the deal. I know we'll stay in touch.

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Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and operational metrics, projections of market opportunity, market share and product sales, expectations and timing related to commercial product launches, including the start of production and launch of the Lucid Air and any future products, the performance, range, autonomous driving and other features of the Lucid Air, future market opportunities, including with respect to energy storage systems and automotive partnerships, future manufacturing capabilities and facilities, future sales channels and strategies, future market launches and expansion, potential benefits of the proposed business combination and PIPE investment (collectively, the “proposed transactions”) and the potential success of Lucid’s go-to-market strategy, and expectations related to the terms and timing of the proposed transactions. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Lucid’s and CCIV’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lucid and CCIV. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transactions or that the approval of the shareholders of CCIV or Lucid is not obtained; the outcome of any legal proceedings that may be instituted against Lucid or CCIV following announcement of the proposed transactions; failure to realize the anticipated benefits of the proposed transactions; risks relating to the uncertainty of the projected financial information with respect to Lucid, including conversion of reservations into binding orders; risks related to the timing of expected business milestones and commercial launch, including Lucid’s ability to mass produce the Lucid Air and complete the tooling of its manufacturing facility; risks related to the expansion of Lucid’s manufacturing facility and the increase of Lucid’s production capacity; risks related to future market adoption of Lucid’s offerings; the effects of competition and the pace and depth of electric vehicle adoption generally on Lucid’s future business; changes in regulatory requirements, governmental incentives and fuel and energy prices; Lucid’s ability to rapidly innovate; Lucid’s ability to deliver Environmental Protection Agency (“EPA”) estimated driving ranges that match or exceed its pre-production projected driving ranges; future changes to vehicle specifications which may impact performance, pricing, and other expectations; Lucid’s ability to enter into or maintain partnerships with original equipment manufacturers, vendors and technology providers; Lucid’s ability to effectively manage its growth and recruit and retain key employees, including its chief executive officer and executive team; Lucid’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm; Lucid’s ability to manage expenses; Lucid’s ability to effectively utilize zero emission vehicle credits; the amount of redemption requests made by CCIV’s public shareholders; the ability of CCIV or the combined company to issue equity or equity-linked securities in connection with the proposed transactions or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and the impact of the global COVID-19 pandemic on Lucid, CCIV, the combined company’s projected results of operations, financial performance or other financial metrics, or on any of the foregoing risks; and those factors discussed in CCIV’s final prospectus dated July 30, 2020 and the Quarterly Reports on Form 10-Q for the quarters ended July 30, 2020 and September 30, 2020, in each case, under the heading “Risk Factors,” and other documents of CCIV filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Lucid nor CCIV presently know or that Lucid and CCIV currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Lucid’s and CCIV’s expectations, plans or forecasts of future events and views as of the date of this communication. Lucid and CCIV anticipate that subsequent events and developments will cause Lucid’s and CCIV’s assessments to change. However, while Lucid and CCIV may elect to update these forward-looking statements at some point in the future, Lucid and CCIV specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Lucid’s and CCIV’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Proposed Transactions and Where to Find It

The proposed transactions will be submitted to shareholders of CCIV for their consideration. CCIV intends to file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) which will include preliminary and definitive proxy statements to be distributed to CCIV’s shareholders in connection with CCIV’s solicitation for proxies for the vote by CCIV’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Lucid’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, CCIV will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. CCIV’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with CCIV’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about CCIV, Lucid and the proposed transactions. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by CCIV, without charge, at the SEC's website located at www.sec.gov or by directing a request to CCIV.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

CCIV, Lucid and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from CCIV’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of CCIV’s shareholders in connection with the proposed transactions will be set forth in CCIV’s proxy statement/prospectus when it is filed with the SEC. You can find more information about CCIV’s directors and executive officers in CCIV’s final prospectus filed with the SEC on July 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Trademarks

This communication contains trademarks, service marks, trade names and copyrights of Lucid, CCIV and other companies, which are the property of their respective owners.

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